Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2015	2014	2013	2012	2011
Earnings, as defined:
Pretax income	$118,874	$113,045	$95,877	$79,509	$84,620
Add: Fixed charges	33,073	29,686	28,325	25,215	24,628
Total earnings, as defined	$151,947	$142,731	$124,202	$104,724	$109,248
Fixed charges, as defined:
Interest charges	$32,731	$29,273	$27,797	$24,799	$24,168
Interest component of leases	342	413	528	416	460
Total fixed charges, as defined	$33,073	$29,686	$28,325	$25,215	$24,628
Ratio of earnings to fixed charges	4.6	4.8	4.4	4.2	4.4